UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

___________________________

AAMAXAN TRANSPORT GROUP, INC.
___________________________
(Name of Registrant)

Delaware	000-51911	20-5772205
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

Suite 6B, 1440 Hongqiao Road, Changning District, Shanghai, People's Republic of China
(Address of Principal
Executive Offices)

(011)- 86-21-508-05-789
(Registrant’s Telephone Number)

Darren L. Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue
New York, New York 10022
(212) 371-8008
  (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and
You Are Required Not to Send Us a Proxy

AAMAXAN TRANSPORT GROUP, INC.
Suite 6B, 1440 Hongqiao Road, Changning District, Shanghai, People's Republic of China

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement on Schedule 14 F-1 (this “Schedule 14F-1”) is being furnished to all holders of record of common stock of AAMAXAN TRANSPORT GROUP, INC. (the “Company” or “ATG”) at the close of business on April 10, 2008, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Schedule 14F-1 is being distributed on or about April 11, 2008.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

In the following multi-step transaction closing on April 14, 2008 the Company will effectively acquire the assets and business of Shanghai Medical Technology Co. Ltd. (“Shanghai Medical”), a company organized under the laws of the People’s Republic of China (the “PRC”), that is in the business of distributing and selling hemodyalisis equipment (“HDE”) and related products and services, including disposible products used in hemodyalysis (“Disposables”), diagnostic products and consulting services:

1. Pursuant to a share exchange agreement (the “Share Exchange Agreement”) among the Company, Asian Business Management Group Limited, a British Virgin Islands corporation (“ABM”) and Kamick Assets Limited (“Kamick”), a British Virgin Islands corporation which at the time was the sole shareholder of ABM, Kamick exchanged all of the issued and outstanding shares of common stock of ABM for 14,991,812 original issue shares (the “ATG Shares”) of the Company’s common stock (the “Share Exchange”). As a result of the Share Exchange, ABM became a wholly-owned subsidiary of the Company. Since ABM also is the sole shareholder of Anhante (Beijing) Medical Technology Co., Ltd. , a company organized under the laws of the PRC (“ABMT”), as a further result of the Share Exchange ABMT will become an indirect subsidiary of the Company.

2. In connection with the Share Exchange, ABMT entered into a series of agreements (the “Entrustment Agreements”) pursuant to which: (a) ABMT manages and conducts Shanghai Medical’s business in exchange for an annual management fee equal to 12% of such business’s annual revenue, (b) 98.15% of the stock in Shanghai Medical has been pledged to ABMT to secure a loan from ABMT to Shanghai Medical and ABMT is entitled to 100% of all dividends on such shares, (c) ABMT provides technology services for Shanghai Medical in exchange for a fee equal to 3% of Shanghai Medical’s annual revenues and (d) ABMT has an exclusive option to buy 98.15% of the stock in Shanghai Medical. ABMT and the Entrustment Agreements were used in lieu of a direct acquisition of Shanghai Medical by ABM, because current PRC law does not establish specific approval and implementation procedures for a non-PRC company’s equity to be used to acquire a PRC company.

3. Pursuant to the Share Exchange Agreement, upon the consummation of the Share Exchange, Kamick will become the Company’s majority shareholder.

In addition, the Company entered into a Securities Purchase Agreement, effective April 14, 2008, (the “SPA”) and related other agreements with accredited investors. Pursuant to the SPA, on April 14, 2008, the Company will close a private placement of 4,008,188 shares of its Series A Senior Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”) (the “Private Placement”) concurrently with the closing of the Share Exchange.

AS A RESULT OF THE SHARE EXCHANGE THERE WILL BE A CHANGE IN CONTROL OF THE COMPANY.

In connection with the Share Exchange Agreement, Marc Juliar, who at the time was the Company’s sole director: (i) will elect Mr. Chen Zhong as a director of the Company; (ii) resign as the Company’s sole executive officer; (iii) appoint the following individuals as the Company’s new executive officers: Chen Zhong as the Company’s Chairman of the Board and Chief Executive Officer and Ms. Michelle Zhao as the Company’s Chief Financial Officer; and (iv) tender his resignation as a director of the Company, such resignation to be effective 10 days after this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and is disseminated to the Company’s shareholders. As a result of the foregoing, as of the closing of the Share Exchange Agreement, , Messrs. Juliar and Chen will constitute the entire Board of Directors of the Company.

TEN DAYS AFTER THE DISSEMINATION OF THIS SCHEDULE 14F-1, THE RESIGNATION OF MARC JULIAR AS A DIRECTOR WILL BECOME EFFECTIVE AND WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Exchange Act requires that this Schedule 14F-1 be mailed to the Company’s shareholders not less than ten (10) days prior to the change in a majority of the Company’s directors if said change occurs without a meeting of the Company’s shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Schedule 14F-1, the authorized capital stock of the Company consists of 200,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of which 244,000 shares are outstanding, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which none are outstanding. Each outstanding share of Common Stock is entitled to one vote with respect to all matters to be acted on by the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of the Company serve one-year terms or until their successors are elected and qualified.

Set forth below is information concerning the soledirector and executive officer of the Company immediately prior to the Share Exchange:

Name	Position/Title	Age
Marc Juliar	Sole director, Chief Executive Officer and Chief Financial Officer	30

Set forth below are the directors and executive officers of the Company immediately after the Share Exchange. All of the named individuals other than Marc Juliar will be elected or (as the case may be) appointed in connection with the Share Exchange.

Name	Position/Title	Age
Chen Zhong	Director, Chairman of the Board and Chief Executive Officer	40
Zhao Michelle	Chief Financial Officer	43
Marc Juliar *	Director	30

* Marc Juliar has tendered his resignation as a director of the Company, effective 10 days after this Schedule 14F-1 is mailed to our securityholders.

The following sets forth biographical information regarding the Company’s directors and executive officers.

Chen Zhong, our Chairman, Chief Executive Officer and a director since April 14, 2008 has been Chairman of the Board, CEO and a director of Shanghai Medical Company Limited (“Shanghai Medical”) since 2005. Shanghai Medical is an affiliate of Kamick and ABM. Mr. Chen was President of Shanghai Pharm & Hemo-Tech International Co., Ltd. from 2002 to 2007. Mr. Chen has 16 years’ experience in the management of international pharmaceutical companies. He earned a Bachelors degree from East China Industrial University in Shanghai in 1989. He also was awarded a graduate degree in Economics from the Shanghai Fudan University in 2005.

Michelle Zhao, our Chief Financial Officer since April 14 , 2008, has been Chief Financial Officer of Shanghai Medical since January 2008. Ms. Zhao was Managing Director at Dragonrise Capital Group, an investment banking firm, from 2004 to 2007. She was Chief Financial Officer of Intrinsic Technology Co. from 2002-2003. She had earlier positions in New York at Bear Stearns & Co., Inc. and Coopers & Lybrand. . Ms. Zhao received a Master of Business Administration degree with a major in accounting, from St. John’s University in New York, NY, a Masters Degree in Sociology from Bowling Green University in Bowling Green, Ohio and a Bachelors degree in Journalism from Beijing College of Broadcasting in Beijing, China.

Marc Juliar, our retiring director, has served as the Company's President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board since August 2005. Mr. Juliar has been the President of Paradigm Oil and Gas since November 9, 2006. From April 2004 to January 2006, Mr. Juliar was an officer and director of Kodiak Energy, Inc. Mr. Juliar is an independent contractor to the Film, Music Video and T.V. Commercial production business. From 2001 until 2002, Mr. Juliar was a student at the University of Toronto. Mr. Juliar attended the University of Toronto located in Toronto, Ontario.

 FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information regarding the beneficial ownership of the Company’s Common Stock: (i) immediately prior to, and (ii) immediately after the consummation of the Share Exchange and Private Placement by (x) each stockholder known by the Company to be the beneficial owner of more than 5% of a class of the Company’s voting securities], (y) the directors and executive officers of the Company and (z) the directors and executive officers of the Company as a group. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

Beneficial Ownership Immediately Prior to the Share Exchange

Title of Class	Name and Address of Beneficial Owners (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock
	Marc Juliar (3)	153,370	63%

	All officers and directors as a group (1 person)	153,370	63%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of April 10, 2008 by the person indicated. Our total issued and outstanding stock as of April 10, 2008 was 244,000 shares.

(3) Mr. Juliar’s address is 31 Walmer Road, Suite 6, Toronto, Ontario, M5R 2W7, Canada.

Beneficial Ownership Immediately After the Share Exchange (5)

Title of Class	Name and Address of Beneficial Owners (1) (4)	Amount and Nature of Beneficial Ownership	Percent of Class (3)
Common Stock
	Directors and Executive Officers
	Chen Zhong Director & CEO	0	0.00%
	Michelle Zhao CFO & Secretary	0	0.00%
	Marc Juliar Director (5)	153,370	*
	All officers and directors as a group (3 persons)	0(6)	* (6)

	Greater Than 5% Shareholders
	Shao Ganghua (2)	14,991,812	75%

Class A Preferred Stock	Pope Investments II LLC (“Pope”) (7)	1,919,017	48%

*Less than 1%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2) Of the 20,000,000 shares of the Company’s voting stock issued and outstanding immediately after the closing of the Share Exchange Agreement and the Private Placement, 14,991,812 shares are held of record by Kamick (the “Kamick shares”). Shao Ganghua owns 100% of the shares of Kamick and has sole voting power as to the Kamick shares.

(3) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(4) The address for each of the named beneficial owners (other than Pope) and for each of the directors (other than Marc Juliar) and executive officers is c/o Shanghai Medical Technology Co., Ltd., Suite 6B, 1440 Hongqiao Road, Changning District, Shanghai, People's Republic of China 200336. The address for Pope. is 5100 Poplar Avenue, Suite 805, Memphis, TN 38117. The address for Marc Juliar is 31 Walmer Rd, Suite 6 Toronto, Ontario, M5R 2W7.

(5) Marc Juliar has tendered his resignation as a director of the Company, effective 10 days after this Schedule 14F-1 is mailed to our securityholders.

(6)	Assumes the effectiveness of Marc Juliar’s resignation as a director.

(7)	Pope holds 48% of the votes of the Class A Preferred voting as a class and 9.6% of the total votes when the Common and Preferred vote together.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2007, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Exchange Act (a “Reporting Person”) failed to file on a timely basis, reports required by Section 16 of the Exchange Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended January 31, 2007, the Company’s directors and executive officers served without compensation. The Company does not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

Because the Company’s board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee. Rather, the board of directors performs the functions of these committees. Also, the Company does not have an audit committee financial expert on the board of directors as that term is defined by Item 407(d) of Regulation S-K, under the Exchange Act. Our board of directors is in the process of searching for a suitable candidate for this position.

We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our two directors to give sufficient time and attention to such matters. Additionally, because the Company’s Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our two current directors are also shareholders of the Company, and because one of them also is the Company’s Chief Executive Officer, neither of our directors is independent. However, under the SPA, within 120 days of the closing of the Private Placement the Company is obligated to install an independent board of directors.

 In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate’s qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;

•	The proposed candidate’s resume or a listing of his or her qualification to be director of the Company;
•	A description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person’s willingness to act as director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Directors’ evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

 In the fiscal year ended January 31, 2008, the board of directors of the Company acted by written consent one time Since we had only one director, no meetings were conducted. The Company does not have a policy on director attendance, but plans to adopt one when the size of the Board and the scope of the Company’s activities justify it.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Aamaxan Transport Group, Inc., Suite 6B, 1440 Hongqiao Road, Changning District, Shanghai, People's Republic of China , Attn: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, and except as set forth in the following paragraph, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding shares of Common Stock, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended January 31, 2008 and 2007, in any transaction or proposed transaction which may materially affect the Company.

During the past two fiscal years, a stockholder of the Company advanced $61,856 to the Company by paying directly certain operating expenses. These funds are non-interest bearing, unsecured and payable upon demand as funds become available.

No executive officer, present director, or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street , N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

AAMAXAN TRANSPORT GROUP, INC.

April 11, 2008	By:	/s/ Marc Juliar
Marc Juliar
Chief Executive Officer